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SECU 18006488

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SEC Mail Processing Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

514 Market Street
(No. and Street)

Parkersburg	WV	26101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angie Board 304-424-8681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

500 Virginia Street East	Charleston	WV	25301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angie Board, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Brokerage Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC OFFICIAL SEAL
KATHY SHIELDS
State of West Virginia
My Comm. Exp. May 2, 2020
United Bank
514 Market Street Parkersburg, WV 26101

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Brokerage Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2017

Contents

EY
Building a better working world

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
United Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of United Brokerage Services, Inc., (the Company) as of December 31, 2017, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for our Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EY

Building a better working world

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young, LLP

We have served as the Company's auditor since 1997.

February 28, 2018

United Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2017

Assets	
Cash and cash equivalents	$ 3,481,263
Restricted cash	53,429
Securities owned, at fair value	8,928,630
Commissions receivable	198,719
Fixed assets	16,274
Prepaid expenses and other assets	152,095
Total assets	$ 12,830,410
Liabilities	
Accounts payable	$ 139,916
Accrued commissions payable	160,827
Deferred tax liability, net	1,463
Total liabilities	302,206
Shareholder's equity	
Common stock, $10 par value; 50,000 shares authorized, issued and outstanding	500,000
Paid-in surplus	100,338
Retained earnings	11,927,866
Total shareholder's equity	12,528,204
Total liabilities and shareholder's equity	$ 12,830,410

See accompanying notes.

United Brokerage Services, Inc.

Statement of Income

Year Ended December 31, 2017

Revenues	
Brokerage commissions	$ 7,729,597
Interest Income	163,668
Other Income	31,771
Unrealized loss on trading securities	(87,760)
Total revenues	7,837,276
Expenses	
Salaries and employee benefits	4,447,434
Clearing costs	247,270
Legal and other professional fees	132,723
Data processing	99,398
Occupancy and equipment	47,708
Other	489,410
Total expenses	5,463,943
Income before income taxes	2,373,333
Income tax expense	802,410
Net income	$ 1,570,923

See accompanying notes.

United Brokerage Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-in Surplus	Retained Earnings	Total
Balance at January 1, 2017	$ 500,000	$ 100,338	$ 10,356,943	$ 10,957,281
Net income	–	–	1,570,923	1,570,923
Balance at December 31, 2017	$ 500,000	$ 100,338	$ 11,927,866	$ 12,528,204

See accompanying notes.

United Brokerage Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

Operating activities	
Net income	$ 1,570,923
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	3,928
Deferred income tax benefit	(4,429)
Payments to purchase trading securities	(9,022,050)
Amortization of purchase premium	5,660
Net trading securities loss	87,760
Decrease in restricted cash	5,723
Decrease in commissions receivable	113,214
Increase in prepaid expenses and other assets	(69,499)
Decrease in accounts payable	(28,773)
Increase in accrued commissions payable	101
Net cash used in operating activities	(7,337,442)
Investing activities	
Proceeds from maturities of certificates of deposit	2,011,273
Payments to purchase equipment	(20,202)
Net cash provided by investing activities	1,991,071
Decrease in cash and cash equivalents	(5,346,371)
Cash and cash equivalents at January 1, 2017	8,827,634
Cash and cash equivalents at December 31, 2017	$ 3,481,263
Supplemental Information	
Cash paid for income taxes	813,904

See accompanying notes.

United Brokerage Services, Inc.

Notes to Financial Statements

December 31, 2017

1. Nature of Operations

Organization

United Brokerage Services, Inc. (the Company) is a licensed broker/dealer approved by the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of United Asset Management Company, which is a wholly owned subsidiary of United Bank (United) and its parent company United Bankshares, Inc. (UBSI). The Company operates principally in the West Virginia, Virginia, and Washington, D.C. markets and offers retail brokerage services relating to securities and related products on a fully disclosed basis.

The Company clears its security transactions on a fully disclosed basis through Wells Fargo Clearing Services, LLC.

Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Such Rule prohibits a broker/dealer from engaging in securities transactions when its "aggregate indebtedness" to all other persons exceeds 15 times its "net capital," as those terms are defined, subject to a $250,000 minimum net capital requirement. At December 31, 2017, the Company had net capital of $11,866,925, which is $11,616,925 in excess of its required net capital of $250,000 at December 31, 2017. The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Act of 1934 under Section (k)(2)(ii) of that Rule as all transactions are cleared through another broker/dealer on a fully disclosed basis.

2. Significant Accounting Policies

The accounting and reporting policies of the Company conform with U.S. generally accepted accounting principles (GAAP). A description of the significant accounting policies is presented below.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual amounts could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit in a bank account at United and other financial institutions, money market funds maintained on deposit with the clearing broker, and units of ownership in a money market fund managed by Federated, all with original maturities of three months or less.

Restricted Cash

Restricted cash represents an interest-bearing account held at United which is used for funding related to certain insurance programs offered by United.

Securities Owned

Securities Owned are recorded on a trade date basis and consist of debt securities classified as trading securities. Trading securities are carried at fair value with unrealized gains (losses) recorded in the statement of income.

Revenues and Commissions Receivable

Revenues are recorded as the income is earned and the related service is performed. In return for such services, the Company charges a commission through the sales of various securities products primarily consisting of investment company shares, annuity products, and corporate debt and equity securities, for its selling and administrative efforts. Revenue is also earned on a periodic basis based on customer account balances and activity for account supervision, advisory and administrative services. The commission is recorded as a receivable, and the receivables are stated at the amount the Company expects to collect. The Company evaluates the need for an allowance for uncollectible commissions receivable based on a review of account balances. At December 31, 2017, the allowance for uncollectible commission receivable is $0.

Fixed Assets

The Company's fixed assets include equipment that is depreciated using the straight-line method over the useful lives of the assets, which ranged from three to five years. Total depreciation expense recorded as of December 31, 2017 was $3,928 and is recorded in Other expenses on the statement of income. The fixed asset cost is $324,413 and accumulated depreciation as of December 31, 2017 is $308,139.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. The Company provided for income taxes based on its

2. Significant Accounting Policies (continued)

taxable income or loss multiplied by UBSI's approximate effective tax rate, which is adjusted for certain items not applicable to the Company. The adjusted effective rate was 33.8% for the year ended December 31, 2017. Income tax expense recorded by the Company was $802,410 for the year ended December 31, 2017. The provision for income tax expense for the year ended December 31, 2017, consists of current income tax expense of $806,839 and deferred income tax benefit of $4,429.

Deferred income taxes are computed for temporary differences between when items are recognized for income for financial reporting purposes and when recognized for income tax return purposes. On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was signed into law. The Tax Act lowered the Federal corporate tax rate from 35% to 21% effective January 1, 2018 and made numerous other tax law changes. U.S. generally accepted accounting principles (GAAP) requires companies to recognize the effect of tax law changes in the period of enactment. As a result of the Tax Act, the Company recorded a deferred tax benefit of $859 in the fourth quarter of 2017 due to a remeasurement of the Company's deferred tax assets and liabilities. The Company's deferred tax liability is related to fixed assets ($8,015 asset) and prepaid expenses ($10,337 liability) plus the adjustment related to the Tax Act ($859). Reasonable estimates were made based on the Company's analysis of the Tax Act. This provisional amount may be adjusted in future periods during 2018 when additional information is obtained. Additional information that may affect our provisional amount would include further clarification and guidance on how the IRS will implement tax reform, further clarification and guidance on how state taxing authorities will implement tax reform and the related effect on the Company's state income tax returns, completion of United's 2017 tax return filings, and the potential for additional guidance from the SEC or the FASB related to the Tax Act.

The Company remits to or receives from UBSI amounts payable or receivable. During 2017, the Company paid $813,904 of income taxes to UBSI and, as of December 31, 2017, the income tax benefit due from UBSI was $2,168. Such amount is included in accounts payable in the accompanying statement of financial condition.

As of December 31, 2017, the Company has no unrecognized tax benefits. The Company accounts for interest and penalties related to uncertain tax positions as a component of income tax expense. No interest or penalties were recognized in the accompanying statement of income.

The Company is included in the consolidated federal income tax return filed by its ultimate parent, UBSI. The consolidated federal and state income tax returns that include the Company's results of operations are open to audit under the statute of limitations by taxing authorities for the years ended December 31, 2014 forward.

Employee Benefit Plan

The Company participates in a deferred compensation plan (401(k) plan) under Section 401(k) of the Internal Revenue Code. 401(k) plan expense for 2017 was $85,782. This expense is included in the salaries and employee benefits total in the accompanying statement of income.

2. Significant Accounting Policies (continued)

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, "Revenue Recognition", and most industry-specific guidance throughout the Accounting Standards Codification. The amendments require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new revenue recognition standard sets forth a five-step principle-based approach for determining revenue recognition. In April 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year for both public and private companies, and gave both public and private companies the option to "early" adopt using the original effective dates. For the Company, revenue is comprised of commission income, interest income and other income/(loss). As the standard does not apply to revenue associated with financial instruments, interest income and gains and losses from securities are not impacted by the standard. Based on a review and evaluation of a number of revenue contracts, the Company's management determined that ASU 2014-09 impacts certain recurring revenue streams such as managed account fees and annuity/mutual fund trails. However, based on an assessment of these revenue streams under the standard, management concluded that ASU 2014-09 does not have a material impact on the Company's financial condition or results of operations. ASU 2014-09 was adopted by the Company on January 1, 2018 using the modified-retrospective transition method. No cumulative effect adjustment was made to the opening balance of retained earnings because the amount was considered immaterial.

Going Concern

In August 2014, the FASB issued ASU 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." The accounting guidance requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. Disclosure is required when conditions or events raise substantial doubt about an entity's ability to continue as a going concern. The Company performed an assessment and there were no concerns related to its ability to continue as a going concern.

3. Credit Risk

There are risks inherent in recording any receivable, including risks with respect to the period of time over which the receivable may be paid in dealing with individual customers. The Company seeks to mitigate the risk by adhering to prudent approval practices. Although the Company believes that its approval criteria are appropriate, the Company may incur losses that meet our approval criteria.

3. Credit Risk (continued)

Volatility in the fair value for securities caused by changes in market conditions, interest rates, credit risk of the issuer, the expected yield of the security, or actual defaults in the portfolio could result in significant fluctuations in the value of the securities and earnings.

4. Related-Party Transactions

United provides certain management services to the Company, including accounting and administrative functions. For the year ended December 31, 2017, the Company paid $156,000 to United, which is included in other expenses on the accompanying statement of income.

5. Contingencies

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2017, the amounts to be indemnified related to such agreement was immaterial.

The Company may be party to litigation in the ordinary course of business but does not believe that the outcome of current matters, if any, will materially affect the Company or these financial statements.

6. Fair Value Measurements

The authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques based on whether they are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

6. Fair Value Measurements (continued)

The three levels of the fair value hierarchy based on these two types of inputs are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The fair value of the company's financial instruments determined based on Level 1 inputs have a fair value balance of $3,264,833 at December 31, 2017, which is included in Cash and Cash Equivalents on the accompanying statement of financial condition. Fair value approximates carrying value for these financial instruments. The fair value of the Company's financial instruments determined based on Level 2 inputs have a fair value balance of $8,928,630 at December 31, 2017.

7. Accrued Commissions Payable

Accrued commissions payable represents commission due to brokers/advisors, sales managers, and platform workers from the Company related to December 2017 commission revenue. The amount payable at December 31, 2017 was $160,827, and is listed as a separate line item on the statement of financial condition. Commissions were remitted in January 2018.

8. Subsequent Events

In preparing the financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events either have been recognized in the financial statements or disclosed in the notes to the financial statements.

Supplemental Information

United Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Shareholder's equity	$ 12,528,204
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses	73,905
Restricted cash	53,429
Nonallowable receivables	105,098
Fixed Assets	16,274
Other assets	78,190
Total deductions and/or charges	326,896
Net capital before haircuts on securities positions	12,201,308
Haircut on securities positions	334,383
Net capital	$ 11,866,925
Minimum net capital requirement – the greater of $250,000 or 6-2/3% of total aggregate indebtedness	$ 250,000
Excess net capital	$ 11,616,925
Aggregate indebtedness	$ 302,206
Ratio of aggregate indebtedness to net capital	0.025 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2017, Part IIA FOCUS filing.

United Brokerage Services, Inc.

Schedule II – Exemptive Provision Under Rule 15c3-3

December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that Rule.

As United Brokerage Services, Inc.'s business activities do not involve taking possession of customer funds or securities, an exemption from Rule 15c3-3 of the Securities and Exchange Commission is claimed under paragraph (k)(2)(ii) for the following:

A. Computation for the Determination of Reserve Requirements Under Rule 15c3-3

B. Information Relating to the Possession or Control Requirements Under Rule 15c3-3

Ernst & Young LLP
900 United Center
500 Virginia Street East
Charleston, WV 25301

Tel: +1 304 343 8971
Fax: +1 304 357 5994
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
United Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) United Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young, LLP

February 28, 2018

United Brokerage Services, Inc. Exemption Report

United Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: **(k)(2)(ii)**

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2017 to December 31, 2017 except as described below.

(3) The Company noted the following exceptions to the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2017 to December 31, 2017.

Description of Exception	Date of Exception
1) Check was received on 1/27/2017 (Friday) and was not able to be deposited until after noon the following business day. (Maintained 1 business day)	Monday 1/30/2017
2) Check was received on 3/2/2017 (Thursday) and was not able to be deposited before noon the following business day. (Maintained 2 business days)	Monday 3/6/2017
3) Check was received on 3/2/2017 (Thursday) and was not able to be deposited before noon the following business day. (Maintained 2 business days)	Monday 3/6/2017
4) Check was received on 3/10/2017 (Friday) and was not able to be deposited until after noon the following business day due to late appointments on 3/10/2017 and inability to travel back to the branch holding the check until afternoon on 3/13/2017 (Monday). (Maintained 1 business day)	Monday 3/13/2017
5) Check was received on 3/10/2017 (Friday) and was not able to be deposited until after noon the following business day due to late appointments on 3/10/2017 and inability to travel back to the branch holding the check until afternoon on 3/13/2017 (Monday). (Maintained 1 business day)	Monday 3/13/2017

UNITED BROKERAGE SERVICES, INC. • UNITED SQUARE • 514 MARKET STREET • PARKERSBURG, WV 26101 • (888) 424-6158

6) On 3/13/2017 (Monday), after meeting with customer at his home, customer closed CD account and branch manager issued a cashier's check. Financial Advisor was not able to open the account and deposit the check until after noon the following day. (Maintained 1 business day)	Tuesday 3/14/2017
7) Check was received after hours on 3/31/2017 (Friday) and was not able to be deposited until after noon the following business day. (Maintained 1 business day)	Monday 4/3/2017
8) Check was received on 4/21/2017 (Friday) and was not able to be deposited until after noon the following business day. (Maintained 1 business day)	Monday 4/24/2017
9) Check was received on 4/21/2017 (Friday) and was not able to be deposited until after noon the following business day. (Maintained 1 business day)	Monday 4/24/2017
10) Check was received on 5/10/2017 (Wednesday) and was not able to be deposited until after noon the following business day. (Maintained 1 business day)	Thursday 5/11/2017
11) Check was received on 5/10/2017 (Wednesday) and was not able to be deposited until after noon the following business day. (Maintained 1 business day)	Thursday 5/11/2017
12) Check was received on 11/3/2017 (Friday); however, account was not approved until 11/6/2017 (Monday). Deposited 11/9/2017 (Thursday) due to illness. (Maintained 3 business days)	Thursday 11/9/2017

United Brokerage Services, Inc.

I, Angie Board, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Financial Officer

February 28, 2018